Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Hecla Mining Company (“we,” “us,” “Hecla” or the “Company”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (1) our Common Stock; (2) Series B Cumulative Convertible Preferred Stock (“Preferred Stock”); and (3) our (“Senior Notes”)

Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate”) and our Bylaws (the “Bylaws”), as amended, each of which are incorporated by reference as an exhibit to our Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Certificate, our Bylaws and the applicable provisions of the Delaware General Corporation Law, Title 8, for additional information.

Authorized Capital Shares; Listing

Our Certificate authorizes us to issue 750,000,000 shares of Common Stock, $0.25 par value per share. All of our currently outstanding shares of Common Stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “HL.” The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. There are certain provisions in the Certificate and Bylaws that can only be revised through the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors (currently only holders of Common Stock). These include the last sentence of Section 4 of Article IV, and Articles V, VI, VII and VIII of the Certificate and Sections 4 and 6 of Article II, Sections 1, 2 and 3 of Article III and the last sentence of Article VI of the Bylaws.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Preferred Stock

The following description of our Preferred Stock and is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate and our Bylaws, each of which are incorporated by reference as an exhibit to our Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Certificate, our Bylaws and the applicable provisions of the Delaware General Corporation Law, Title 8, for additional information.

Our Certificate authorizes us to issue 5,000,000 shares of Preferred Stock, par value $0.25 per share. The Preferred Stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by our Board of Directors. The Board may fix the number of shares constituting each series and increase or decrease the number of shares of any series. All of our shares of our Preferred Stock are listed on the NYSE under the symbol “HL PB.”

Ranking

The Preferred Stock ranks senior to our Common Stock and any shares of Series A Junior Participating Preferred Stock (none of which have ever been issued) with respect to payment of dividends, and amounts due upon liquidation, dissolution or winding up.

While any shares of Preferred Stock are outstanding, we may not authorize the creation or issuance of any class or series of stock that ranks senior to the Preferred Stock as to dividends or amounts due upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding shares of Preferred Stock and any other series of preferred stock ranking on a parity with the Preferred Stock as to dividends and amounts due upon liquidation, dissolution or winding up, voting as a single class without regard to series.

Dividends

Preferred shareholders are entitled to receive, when, as and if declared by the Board of Directors out of our assets legally available therefore, cumulative cash dividends at the rate per annum of $3.50 per share of Preferred Stock. Dividends on the Preferred Stock are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors, at such annual rate. Dividends are cumulative from the date of the original issuance of the Preferred Stock, whether or not in any dividend period or periods we have assets legally

Redemption

The Preferred Stock is redeemable at our option, in whole or in part, at $50 per share, plus, in each case, all dividends undeclared and unpaid on the Preferred Stock up to the date fixed for redemption.

Liquidation Preference

The holders of Preferred Stock are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, $50 per share of Preferred Stock plus an amount per share equal to all dividends undeclared and paid thereon to the date of final distribution to such holders (the “Liquidation Preference”), and no more. Until the Preferred shareholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. The term “junior stock” means our Common Stock and any other class of our capital stock issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Preferred Stock.

Voting Rights

Except in certain circumstances and as otherwise from time to time required by applicable law, the holders of Preferred Stock have no voting rights and their consent is not required for taking any corporation action. When and if the Preferred shareholders are entitled to vote, each holder will be entitled to one vote per share.

Conversion

Each share of Preferred Stock is convertible, in whole or in part at the option of the holders thereof, into shares of common stock at a conversion price of $15.55 per share of Common Stock (equivalent to a conversion rate of 3.2154 shares of common stock for each share of Preferred Stock. The right to convert shares of Preferred Stock called for redemption will terminate at the close of business on the day preceding a redemption date (unless we default in payment of the redemption price).

No Preemptive Rights

Holders of shares of our Preferred Stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable.

Certain Provisions of the Certificate and Bylaws

Provisions with Possible Anti-Takeover Effects

The provisions in our Certificate and our Bylaws could make it more difficult for a third party to acquire control of us. These impediments include:

●	the classification of our Board of Directors into three classes serving staggered three-year terms, which makes it more difficult to quickly replace board members;

●	the ability of our Board of Directors to issue shares of preferred stock with rights as it deems appropriate without shareholder approval;

●	a provision that special meetings of our Board of Directors may be called only by our chief executive officer or a majority of our Board of Directors;

●	a provision that special meetings of shareholders may only be called pursuant to a resolution approved by a majority of our entire Board of Directors;

●	a prohibition against action by written consent of our shareholders;

●	a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

●	a provision that our shareholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our shareholders;

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a prohibition against certain business combinations with an acquirer of 15% or more of our Common Stock for three years after such acquisition unless the stock acquisition or4 the business combination is approved by our board prior to the acquisition of the 15% interest or after such acquisition our board and the holders of two-thirds of the other Common Stock approve the business combination; and

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a prohibition against our entering into certain business combinations with interested shareholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

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Classified Board of Directors

As indicated above, our Board of Directors is classified into three classes serving staggered three-year terms.

Provisions Discriminating Against any Existing or Prospective Holder of Common Stock

As indicated above, the Certificate contains two such provisions:

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Article VIII contains a prohibition against certain business combinations with an acquirer of 15% or more of our Common Stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest or after such acquisition our board and the holders of two-thirds of the other Common Stock approve the business combination; and

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The Certificate does not include language opting out of Section 203 of the Delaware General Corporation Law which requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock prior to our entering into certain business combinations with interested shareholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.